                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE TO/A

                               (AMENDMENT NO. 3)

  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                           Century Properties Fund XIX
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                       (Name of Subject Company (Issuer))

                             AIMCO Properties, L.P.
                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                                Fox Partners II
                       Fox Capital Management Corporation
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                      (Names of Filing Persons (Offerors))

                            Limited Partnership Units
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                                55 Beattie Place
                                   PO Box 1089
                        Greenville, South Carolina 29602
                                 (864) 239-1000
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                      (Name, address, and telephone numbers
                   of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

                TRANSACTION VALUATION*          AMOUNT OF FILING FEE
                ----------------------          --------------------
                     $10,668,102                      $1,255.64

* For purposes of calculating the fee only. This amount assumes the purchase of 35,560.34 units of limited partnership interest of the subject partnership for $300.00 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,093.57           Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO/13E-3 Date Filed: February 16, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1

[ ]  issuer tender offer subject to Rule 13e-4

[X]  going-private transaction subject to Rule 13e-3

[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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
                         AMENDMENT NO. 3 TO SCHEDULE TO

      This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO initially filed on February 16, 2005, as amended by Amendment No. 1 thereto filed on March 15, 2005, and Amendment No. 2 filed on March 28, 2005 (as amended, the "Schedule TO"). This Amendment No. 3 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Century Properties Fund XIX, a California limited partnership (the "Partnership"), at a price of $300.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated February 16, 2005 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.

      On April 27, 2005, AIMCO Properties, L.P. mailed a letter to the holders of Units of the Partnership and issued a press release announcing the increase in offer price and the extension of the expiration date of the Offer from midnight, New York City time, on April 27, 2005, to midnight, New York City time, on May 31, 2005 and announcing that it has increased the offer price for Units from $261.28 to $300.00 per unit in cash. Copies of the press release and letter have been filed as Exhibits (a)(12) and (a)(13), respectively, to this Amendment No. 3.

ITEM 1. SUMMARY TERM SHEET.

      The information set forth under "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The information set forth under "The Offer - Section 8. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference. The Partnership's principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

      (b) This Schedule TO relates to the units of limited partnership interest of Century Properties Fund XIX, of which 89,292 units were issued and outstanding as of December 31, 2004.

      (c) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a)-(c) This Schedule TO is being filed by Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), Fox Partners II, a California general partnership, and Fox Capital Management Corporation, a Delaware corporation ("Fox Capital"). AIMCO-GP is the general partner of AIMCO OP and a wholly owned subsidiary of AIMCO. Fox Partners II is the general partner of the Partnership, and an affiliate of AIMCO. Fox Capital is the managing general partner of Fox Partners II and a wholly owned subsidiary of AIMCO. The principal business of AIMCO, AIMCO-GP, and AIMCO OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The business address of AIMCO, AIMCO-GP and AIMCO OP is 4582 Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of Fox Partners II and Fox Capital is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and their phone number is (864) 239-1000.

      The information set forth under "The Offer - Section 7. Information Concerning Us and Certain of Our Affiliates" and Annex I of the Offer to Purchase is incorporated herein by reference.

      During the last five years, none of AIMCO, AIMCO-GP, AIMCO OP, Fox Partners II, or Fox Capital nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.


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
ITEM 4. TERMS OF THE TRANSACTION.

      (a) The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (a) and (b) The information set forth under "Special Factors - Valuation of Units - Prior Tender Offers," " - Background and Reasons for the Offer," " - Conflicts of Interest and Transactions with Affiliates" and "The Offer - Section
6. The Lawsuit and the Settlement," in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a), (c)(1)-(7) The information set forth under "Special Factors - Effects of the Offer," " - Background and Reasons for the Offer," " - Future Plans of the Purchaser" and "The Offer - Section 6. The Lawsuit and the Settlement," in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a), (b) and (d) The information set forth under "The Offer - Section 10. Source of Funds" and " - Section 14. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      The information set forth under "The Offer - Section 8. Certain Information Concerning Your Partnership - Ownership and Voting" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

      Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

      (a) The information set forth under "The Offer - Section 13. Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

      (b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

      Item 12 of the Schedule TO is amended and supplemented as follows:

      (a)(10) Amended and Restated Offer to Purchase dated April 27, 2005.

      (a)(11) Amended and Restated Letter of Transmittal and related
              Instructions.

      (a)(12) Press Release, dated April 27, 2005.

      (a)(13) Letter, dated April 27, 2005, from AIMCO Properties, L.P. to the limited partners of Century Properties Fund XIX.

      (c)(1) Appraisal of Greenspoint (Exhibit (c)(1) to Schedule TO/A relating to the Offer, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference).

      (c)(2) Appraisal of Misty Woods (Exhibit (c)(2 to Schedule TO/A relating to the Offer, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference).

      (c)(3) Appraisal of Plantation Crossing (Exhibit (c)(3) to Schedule TO/A relating to the Offer, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference).

      (c)(4) Appraisal of Sands Point (Exhibit (c)(4 to Schedule TO/A relating to the Offer, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference).

      (c)(5) Appraisal of Sunrunner (Exhibit (c)(5 to Schedule TO/A relating to the Offer, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference).

      (c)(6) Appraisal of Vinings Peak (Exhibit (c)(6 to Schedule TO/A relating to the Offer, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference).

      (c)(7) Appraisal of Wood Lake (Exhibit (c)(7)to Schedule TO/A relating to the Offer, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference).


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
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      ITEM 2. SUBJECT COMPANY INFORMATION.

            (d) The information set forth under "The Offer - Section 8. Certain Information Concerning Your Partnership - Distributions" in the Offer to Purchase is incorporated herein by reference.

            (e) Not applicable.

            (f) The information set forth under "Special Factors - Valuation of Units - Prior Tender Offers" in the Offer to Purchase is incorporated herein by reference.

      ITEM 4. TERMS OF THE TRANSACTION.

            (c) The information set forth under "Special Factors - Background and Reasons for the Offer" and "The Offer - Section 6. The Lawsuit and the Settlement" of the Offer to Purchase is incorporated herein by reference.

            (d)-(e) The information set forth under "The Offer - Section 11. Dissenters' Rights" in the Offer to Purchase is incorporated herein by reference.

            (f) Not applicable.

      ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            (c) The information set forth under "Special Factors - Background and Reasons for the Offer" and "The Offer - Section 6. The Lawsuit and the Settlement" in the Offer to Purchase is incorporated herein by reference.

            (e) Not applicable.

      ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

            (b) See Item 6 of the Schedule TO.

            (c)(8) The information set forth under "Special Factors - Effects of the Offer" of the Offer to Purchase is incorporated herein by reference

      ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

            (a) The information set forth under "Special Factors - Background and Reasons for the Offer - General" in the Offer to Purchase is incorporated herein by reference.

            (b) The information set forth under "Special Factors - Background and Reasons for the Offer - Alternatives Considered by Your General Partner" and " - Alternative Transactions Considered by Us" in the Offer to Purchase is incorporated herein by reference.

            (c) The information set forth under "Special Factors - Background and Reasons for the Offer" of the Offer to Purchase is incorporated herein by reference.

            (d) The information set forth under "Special Factors - Material Federal Income Tax Matters" and " - Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

      ITEM 8. FAIRNESS OF THE TRANSACTION.

            (a)-(f) The information set forth under "Special Factors - Position of the General Partner of Your Partnership with Respect to the Offer" of the Offer to Purchase is incorporated herein by reference.


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
      ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

            (a) The information set forth under "Special Factors - Valuation of Units - Estimated Liquidation Proceeds Based on Independent Appraisal" and " - Position of the General Partner of Your Partnership with Respect to the Offer" of the Offer to Purchase is incorporated herein by reference.

            (b) The information set forth under "Special Factors - Valuation of Units - Estimated Liquidation Proceeds Based on Independent Appraisal" of the Offer to Purchase is incorporated herein by reference.

            (c) The information set forth under "Special Factors - Valuation of Units - Estimated Liquidation Proceeds Based on Independent Appraisal - Availability of Appraisal Reports" of the Offer to Purchase is incorporated herein by reference.

      ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            (c) See Item 7 of the Schedule TO.

      ITEM 12. THE SOLICITATION OR RECOMMENDATION.

            (d)-(e) The information set forth under "Special Factors - Position of the General Partner of Your Partnership with Respect to the Offer" of the Offer to Purchase is incorporated herein by reference.

      ITEM 13. FINANCIAL STATEMENTS.

            The information set forth under "The Offer - Section 8. Certain Information Concerning Your Partnership" of the Offer to Purchase and Item 7 of Part II of the Partnership's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 is incorporated herein by reference.

      ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

            (b) Not applicable.

      ITEM 15. ADDITIONAL INFORMATION.

            (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

      ITEM 16. EXHIBITS.

            (f) Not applicable.


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

                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2005

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                 Its General Partner

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                             APARTMENT INVESTMENT AND
                                             MANAGEMENT COMPANY

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                             AIMCO-GP, INC.

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                             FOX PARTNERS II

                                             By: FOX CAPITAL MANAGEMENT
                                                 CORPORATION
                                                 Its General Partner

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                             FOX CAPITAL MANAGEMENT CORPORATION

                                             By: /s/ Martha L. Long
                                                 ------------------------------
                                                 Martha L. Long
                                                 Senior Vice President

                                  EXHIBIT INDEX

EXHIBIT NO.                              DESCRIPTION
-----------   --------------------------------------------------------------------
  (a)(10)     Amended and Restated Offer to Purchase dated April 27, 2005.

  (a)(11)     Amended and Restated Letter of Transmittal and related Instructions.

  (a)(12)     Press Release, dated April 27, 2005.

  (a)(13) Letter, dated April 27, 2005, from AIMCO Properties, L.P. to the limited partners of Century Properties Fund XIX.

  (c)(1) Appraisal of Greenspoint (Exhibit (c)(1) to Schedule TO/A relating to the Offer, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference).

  (c)(2) Appraisal of Misty Woods (Exhibit (c)(2 to Schedule TO/A relating to the Offer, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference).

  (c)(3) Appraisal of Plantation Crossing (Exhibit (c)(3) to Schedule TO/A relating to the Offer, filed with the Securities and Exchange
              Commission on December 9, 2003, is incorporated herein by reference).

  (c)(4) Appraisal of Sands Point (Exhibit (c)(4 to Schedule TO/A relating to the Offer, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference).

  (c)(5) Appraisal of Sunrunner (Exhibit (c)(5 to Schedule TO/A relating to the Offer, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference).

  (c)(6) Appraisal of Vinings Peak (Exhibit (c)(6 to Schedule TO/A relating to the Offer, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference).

  (c)(7) Appraisal of Wood Lake (Exhibit (c)(7)to Schedule TO/A relating to the Offer, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference).


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